Aphios PHARMA

Annual Report
2025

Annual Report 2025

Throughout this document, mentions of "Company" refer to Aphios Pharma LLC, a limited liability corporation formed on July 6th, 2018 in Delaware (the "Company"). The Company's physical address is 87 Main Street, North Reading, MA 01864.

You may contact the Company by emailing mail@aphios.com. This annual report is posted on the Company's website, www.aphios.com.

The Company may provide additional, occasional updates to investors via Netcapital.com and Wefunder.com.

Each investor should consult his or her own financial adviser, counsel, and accountant as to legal, tax, and related matters concerning his or her investment. The information in this Form is not meant to constitute such advice.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the merits of the offering, nor does it pass upon the accuracy or completeness of any offering, document or literature.

These securities were offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The information contained herein may include forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the Company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Table of Contents

Aphios Pharma LLC

Topic	Page
Table of Contents	3
Questions and Answers	4
Ongoing Reporting Requirements	13
Financial Statements as of December 31, 2023 and 2022 and for the years then ended:	14
Balance Sheets	16
Statements of Operations	17
Statements of Changes in Members' Equity/(Deficit)	18
Statements of Cash Flows	19
Notes to the Financial Statements	20–24
Auditors' Opinion	25

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

Aphios Pharma LLC ("COMPANY" or "Company") is a corporation formed on July 6th, 2018, in Delaware. The Company's physical address is 87 Main Street, North Reading, MA 01864. The Company's web site may be accessed at www.aphios.com.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

Dr. Trevor P. Castor

Board positions with Aphios Pharma LLC

Dates	Position	Principal Occupation
2018 – present	Chairman	CEO, Aphios Corporation

Positions with Aphios Pharma LLC

Dates	Position	Responsibilities
2018 – present	President & CEO	Develop and manage the ongoing business

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
1993 – present	Aphios Corporation	30+ years of diversified management, technology, marketing, and business experience in the biotech/pharma industries

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Aphios Corporation owns 18,000,000 shares of membership units, representing a voting power of 90%.

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

Aphios® Pharma is developing FDA-approved, cannabis-based drugs for treating highly unmet central and peripheral nervous system disorders of opioid addiction, pain, anxiety, epilepsy and Multiple Sclerosis that are only partially and anecdotally addressed by medical marijuana.

Aphios® Pharma is dedicated to the delivery, development and commercialization of cannabis-based drugs for CNS and other debilitating disorders. We will manufacture and utilize pharmaceutical-grade pure natural cannabinoids in stable, bioavailable nanoformulations, following cGMP guidelines of the FDA and Schedule 1 requirements of the Drug Enforcement Administration (DEA). These cannabinoid nanoformulations will be used to establish clinical evidence for treating highly unmet central and peripheral nervous system disorders such as chronic pain, cancer induced peripheral neuropathic pain, opioid and substance use disorders, anxiety, epilepsy and Multiple Sclerosis that are only partially and anecdotally addressed by medical marijuana.

Apart from the recent FDA approval of Epidiolex (GW Pharma, London, England) for specific cases of childhood epilepsy, there is little rigorous clinical evidence of the efficacy of cannabinoids for significant peripheral and central nervous system neurological disorders, and lack of availability of pharmaceutical-grade cannabinoids to conduct rigorous clinical studies. These issues are compounded by a prohibitive DEA, NIH and FDA regulatory environment for developing FDA-approved, cannabis-based drugs. From a technical perspective, cannabinoids are very hydrophobic (poorly water soluble) making formulation difficult and bioavailability poor; also, cannabinoids are very oxygen sensitive and unstable, contributing to inconsistencies in therapeutic performance.

We plan to initially develop, in compliance with the DEA, FDA-approved cannabinoid nanotherapeutics that target CIPNP and opioid use disorder. Later, we plan to develop cannabinoid nanotherapeutics that target anxiety, epilepsy and Multiple Sclerosis.

5. How many employees does the Company currently have? (§ 227.201(e))

7

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

Our treatments are all in the developmental stage. Product launches are not expected until 2030. FDA approvals must be obtained after clinical development of treatments.

Our target markets and products include APH-1501 for Opioid Use Disorder, APH-1502 for Chemotherapy Induced Peripheral Neuropathic Pain (CIPNP), APH-1503 for Anxiety, APH-1504 for Multiple Sclerosis and APH-1505 for Epilepsy.

Opioid Use Disorder. Our APH-1501 product, a nanoencapsulation of cannabidiol (CBD), is targeted to treat Opioid Use Disorder. The CDC reports that the rate of deaths from drug overdoses in the US has increased 137%, with a 533% increase in the rate of deaths involving opioid pain relievers and heroin over the period 1999-2021. Unlike buprenorphine and methadone, CBD is not an opioid and does not exhibit any psychotropic effects. CBD acts as an activator of 5-HT$_{1A}$ serotonin receptors, is an anxiolytic and accelerates the agonist effects of naloxone. CBD has been shown to alleviate cue-induced opioid addiction behaviors and allosterically modulate the μ and δ-opioid receptors. All currently FDA approved opioid addiction drugs in the US, such as methadone, are classified as opioids. We plan to displace these opioids with the non-psychotropic CBD to improve efficacy and reduce recidivism. It is estimated that between 26.4 million and 36 million people abuse opioids worldwide (UNODC, 2012), with an estimated 2.1 million people in the US suffering from substance use disorders related to prescription opioid pain relievers, and an estimated 467,000 addicted to heroin (SAMHSA, 2013). By 2020, spending on prescription opioid addiction drugs is estimated to be $1.8 billion. A significant amount of opioid addiction is driven by poor pain management which impacts 100 million Americans. Fortunately, CBD also has a significant impact on pain with a global market of approximately $60.2 billion in 2015 expanding at a 3.7% CAGR to US$83.0 B by 2024 (Transparency Market Research, 2016). Our next steps are preclinical studies, scale-up, nonclinical studies, an investigational new drug (IND) application and Phase 1/2 and 3 clinical trials, followed by a new drug application (NDA) and product launch. We plan to accelerate this process by through the FDA's 505(b)(2) regulatory approval pathway based on the recent FDA drug approval of CBD for an orphan class of childhood epilepsy.

Chemotherapy Induced Peripheral Neuropathic Pain (CIPNP). Our APH-1502 product, a nano-encapsulation of CBD, is targeted to treat chemotherapy-induced peripheral neuropathic pain (CIPNP), a common adverse effect of many anticancer drugs. CIPNP accounted for 42.4% of the global neuropathic pain market of $5.2 billion in 2016, reflecting its use by cancer patients even when therapeutic interventions are poorly available [Persistence Market Research, 2016]. Opioid based therapies are in place to offset some of the symptoms associated with CIPNP but have their own host of negative side-effects and in some cases are deemed ineffective. CIPNP can lead to the cessation of treatment in cancer patients, even when alternative therapies are not available. There is anecdotal and clinical evidence that CBD, a non-psychotropic component of Cannabis (marijuana) can be used to alleviate CIPNP. However, its efficacy is limited by its poor water solubility and bioavailability. Our overall aim is to develop a non-opioid, sustained release pill that can be taken 2-3 times a day for CIPNP. Our next steps for APH-1502 are similar to those of APH-1501.

Anxiety. Our APH-1503 product, a nanoencapsulation of cannabidiol (CBD), is targeted to treat Anxiety. According to BioSpace (2021), "The Global Anxiety Disorder and Depression Treatment Market size is forecast to reach USD 19.81 Billion by 2028, registering a CAGR of 2.4% over the forecast period, according to a new report by Reports and Data. Major factors driving market revenue growth are increasing awareness about mental health disorders and the rising demand to treat such disorders as anxiety and depression. Anxiety disorders and depression are among the most prevalent mental health conditions. Though they are less visible than schizophrenia and bipolar disorder, they can be just as disabling. Anxiety disorders affect up to 13.3% of people in the United States, making it the most common group of mental diseases. The Epidemiological Catchments Area study, which took place around 26 years ago, was the first to disclose the scope of their occurrence. Due to their extensive occurrence, these illnesses have received increasing attention in the recent years and are being considered just as important as other syndromes such as mood and psychotic disorders. The primary care physician is often the primary assessor and treatment provider. With improvement in primary healthcare infrastructure around the world, market for anxiety disorder and depression treatment is also expected to grow. Anxiety disorders can be blamed for lower productivity, higher morbidity and mortality rates, and an increase in alcohol and drug usage in a broad segment of the population. Therefore, to treat such problems, increased attention is being paid to anxiety disorder and depression treatment. The prevalence of favorable reimbursement policies for drugs and therapies in developed economies, is expected to fuel growth during the forecast period. However, in most cases anxiety disorder and depression treatment can be considerably expensive. Patients with no access to health insurance or good primary care facilities cannot afford such treatments because of their high cost. This can be a restraining factor for market growth in coming years."

Multiple sclerosis (MS). Our APH-1504 product, a nanoencapsulation of cannabidiol (CBD), is targeted to treat a neurodegenerative disease of the CNS, Multiple sclerosis (MS), which is one of the main causes of irreversible neurologic disability in young adults. MS is notoriously heterogeneous in terms of clinical manifestations and evolution. The disease affects more than 2 million people worldwide, of which an estimated 400,000 are in the US and 500,000 in Europe. While progress has been made on developing therapeutics for this debilitating disease, there is still a high unmet need for safe and cost-effective therapeutics that can efficiently cross the blood brain barrier and that can modify and potentially cure MS. Our CBD product will differ significantly from Sativex® (GW Pharmaceuticals), a cannabinoid medicine, which is approved as a second-line treatment in Canada, New Zealand and several European countries for the treatment of spasticity due to MS. Sativex® is a partially purified extract that contains the psychotropic Δ9-THC and cannabidiol (CBD). The efficacy of Sativex® on spasticity is still under debate and not all patients will respond to the drug. Moreover, due to the alcohol content in the formulation, Sativex®' has been associated with sore mouth in 20% of patients. By comparison, our non-psychotropic CBD product will be formulated in aqueous-phase nanoparticles for oral administration and provide significant advantages over Sativex, which is psychotropic and only palliative for MS. The introduction of CBD as an orally available biological response modifier will allow earlier and simpler treatment for MS flares, and prevent progression of disability and secondary progressive MS (SPMS). The global MS market grew from $14.4 billion in 2012 to $16.6 billion in 2017, thanks to the entry of new pipeline therapies satisfying the unmet needs of convenient administration and more efficacious therapy. Our APH-1504 product, a nanoencapsulation of CBD, is targeted to treat Multiple Sclerosis (MS). The introduction of CBD as an orally available biological response modifier will allow earlier and simpler treatment for MS flares, and prevent progression of disability and secondary progressive MS (SPMS). Our next steps of APH-1504 are identical to those of APH-1501.

Epilepsy. Our APH-1505 product, a nanoencapsulation of cannabidiol (CBD), is targeted to treat Epilepsy, the 4th most common neurological problem – only migraine, stroke and Alzheimer's disease occur more frequently. The number of adults over 18 with epilepsy is about 4.3 million, and approximately 750,000 children aged 0-17 years (CDC, 2016). The greatest unmet need in epilepsy remains the inadequate control of seizures that occurs in 20 to 30 percent of drug-treated epilepsy patients (Epilepsy Foundation, 2014), translating into a significant market opportunity. Research shows that CBD is an effective anti-convulsant with a specificity more comparable to drugs clinically effective in major seizures. GW Pharmaceuticals recently obtained FDA approval of Epidiolex, a purified CBD extract, for the treatment of an orphan class of pediatric epilepsy called Dravet's syndrome. Even before there was clinical evidence, families migrated to Colorado to seek treatment for their children with CW (Charlotte's web), an oil extract of a high CBD, low Δ9-THC content product. Cunha et al. (1980) showed in their research, both a reduction in seizure activity in patients with epilepsy, patients whose current medications no longer controlled the signs of the disease, as well as a lack of toxicity of CBD even when taken in higher doses. NIDA is currently collaborating with the National Institute on Neurological Disorders and Stroke to evaluate CBD in animal models of epilepsy in order to understand the underlying mechanisms and optimize the conditions under which CBD may treat seizure disorders, and determine whether it works synergistically with other anti-seizure medications. Decision Resources (2012) projected that the epilepsy market will increase from $2.9 billion in 2011 to nearly $3.7 billion in 2016. Grand View Research, Inc. (2016) estimates that the global epilepsy market will reach $5.4 billion by 2024. Our next steps for APH-1505 are similar to those of APH-1501 except our current strategy is to establish a worldwide license after completion of Phase 1/2 clinical trials.

Competition. Our primary competitor is Jazz Pharmaceuticals which recently purchased GW Pharma for $7.2 billion in February, 2021. GW Pharma recently received approval for a purified CBD for childhood epilepsy. GW is also developing Sativex, a mixture of Δ9-THC and CBD in an ethanol-oil formulation for multiple sclerosis, and is clinically investigating a purified CBD product for opioid addiction. GW Pharma's strengths are that they are an established cannabinoids company with approved drugs and high name recognition. GW Pharma's weaknesses include formulation and delivery of cannabinoids. The competitive landscape of our products includes: (1) pharmaceutical and biotechnology companies such as Biogen, Sanofi, Pfizer and Merck with non-cannabis-based drugs against similar disease targets; (2) pharmaceutical companies such as Slovay/AbbVie, Par Pharmaceuticals, Actavis, Insys and Valeant with synthetic cannabinoids, primarily Dronabinol (synthetic Δ9-THC).

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Membership Units	101,070,000	20,065,395	Yes	

Those investors that participated in our offering via Netcapital and Wefunder have given their voting rights to custodians, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital and Wefunder crowdfunding portals.

The security was issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, custodians will cast votes for investors pursuant to the custodian agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital and Wefunder.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital and Wefunder offerings.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

The initial 2018 valuation of $1.00 per share or unit was established by an independent valuation company to raise capital. The company's valuation has been updated using discounted cash flow, venture capital and comp methods. These valuation methods generated values between $80 million and $115 million. Our current 2025 pre-money valuation of the Company is $69.578 million for a current value of $3.44 per share or unit.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of Aphios Pharma LLC, investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital and Wefunder have a minority ownership in Aphios Pharma LLC and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital and Wefunder investors to decrease or increase respectively.

Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital and Wefunder investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital and Wefunder may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
None			

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
None				

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any

of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

DOES NOT APPLY.

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

Aphios Pharma is still in the drug development stage and did not have any significant expenditures for 2025. Additional capital will be required to continue development of products. The Company launched a fund-raising campaign with Netcapital in 2018 which did not generate adequate funding to launch significant research toward the development of commercially viable products. A second campaign of fundraising through Wefunder took place in 2021 which did not achieve the minimum capital requested therefore the funds raised were returned to subscribers. A third campaign was launched in 2024 with Netcapital that also did not generate adequate funds. The company continues to search for investment partners who can participate in launching products to the market.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report.

Ongoing Reporting Requirements

Aphios Pharma LLC has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

Aphios Pharma LLC will file a report electronically with the SEC annually and post the report on its web site (www.aphios.com) no later than 120 days after the end of each fiscal year covered by the report.

Aphios Pharma LLC
Delaware Limited Liability Company

Financial Statements

December 31, 2025 and 2024

Aphios Pharma LLC

TABLE OF CONTENTS

Financial Statements as of December 31, 2025 and 2024 and for the years then ended:

Balance Sheets	16
Statements of Operations	17
Statements of Changes in Stockholders' Equity/(Deficit)	18
Statements of Cash Flows	19
Notes to the Financial Statements	20

APHIOS PHARMA LLC
BALANCE SHEETS
As of December 31, 2025 and 2024

	2025	2024
ASSETS		
Current Assets:		
Cash	$ -	$ -
Escrow receivable	-	-
Total Current Assets	-	-
TOTAL ASSETS	$ -	$ -
LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)		
Current Liabilities:		
Accounts payable	$ -	$ -
Due to related party	37,469	52,291
Total Current Liabilities	37,469	52,291
Long-Term Liabilities:		
Total Long-Term Liabilities	-	-
Total Liabilities	37,469	52,291
Member's Equity / Deficit		
Membership Units, unlimited units authorized 20,049,411 units issued and outstanding at December 31, 2024 and 20,065,395 units issued and outstanding at December 31, 2025	(37,469)	(52,291)
TOTAL LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)	$ -	$ -

See independent accountant’s review report. The accompanying notes are an integral part of these financial statements.

APHIOS PHARMA LLC
STATEMENTS OF OPERATIONS
For the years ended December 31, 2025 and 2024

		2025		2024
Net revenues	$	-	$	-
Cost of net revenues		-		-
Gross profit		-		-
Operating Expenses:				
General and administration		16,831		8,715
Sales and marketing		23,332		14,000
Total Operating Expenses		40,163		22,715
Loss from operations		(40,163)		(22,715)
Other Income/(Expense)				
SAFE offering costs		-		-
Total Other Income/(Expense)		-		-
Net loss	$	(40,163)	$	(22,715)

APHIOS PHARMA LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY/(DEFICIT)
For the years ended December 31, 2025 and 2024

	Number of Units	Total Members' Equity/(Deficit)
Balance at January 1, 2024	20,046,502	$ (39,583)
Net loss		(22,715)
Units issued	2,909	10,007
Balance at December 31, 2024	20,049,411	(52,291)
Net loss		(40,163)
Units issued	15,984	54,985
Balance atDecember 31, 2025	20,065,395	$ (37,469)

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

APHIOS PHARMA LLC
STATEMENTS OF CASH FLOWS
As of December 31, 2025 and 2024 and for the years then ended

		2025		2024
Cash Flows From Operating Activities:				
Net Loss	$	(40,163)	$	(22,715)
Adjustments to Reconcile Net Income to net cash used in				
operating activities:				
(Increase) Decrease in accounts receivables				
Increase (Decrease) in accounts payable and accrued expenses		-		-
Net Cash Provided in Operating Activities		(40,163)		(22,715)
Cash Flows From Financing Activities:				
Proceeds from related parties		(14,822)		12,708
Proceeds from sale of investor units		54,985		10,007
Net Cash Provided By Financing Activities		40,163		22,715
Net Cash Increase (Decrease) For Period		-		-
Cash at Beginning of Period		-		-
Cash and Investments at End of Period	$	-	$	-

Supplemental Disclosure of Cash Flow Information
Cash paid for interest

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

APHIOS PHARMA LLC
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Aphios Pharma LLC (the "Company") is a limited liability company organized July 6, 2018 under the laws of Delaware. The Company was organized to develop, deliver and commercialize cannabinoid-based drugs for chronic central nervous system and other debilitating disorders. The Company is a subsidiary of Aphios Corporation, who is the majority shareholder owning 90% of the company's shares.

As of December 31, 2025, the Company had not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities and raising capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2025 and 2024, the Company had no cash or cash equivalents.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate fair value.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. To date there have been no revenues generated.

As of December 31, 2025, the Company has not generated any revenue.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more- likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

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periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated revenues or profits since inception, has sustained losses of $40,163 and $22,715 for the years ended December 31, 2025 and 2024, respectively. The Company generated positive cash flow for the year ended December 31, 2025 through investor activity. The company incurred negative cash flows from operations for the years ended December 31, 2025 and 2024. As of December 31, 2025, the Company had a members' deficit of $37,469 and lacks liquidity to satisfy its obligations as they come due with no cash as of December 31, 2025. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: RELATED PARTY TRANSACTIONS

The Company has advanced funds to and received advances from a member of the Company. The amount due to the member for the years ended December 31, 2025 and 2024 totaled $37,469 and $52,291, respectively. The advances bear no interest and are considered payable on demand.

NOTE 5: MEMBERS' EQUITY/(DEFICIT)

The Company has authorized an unlimited number of membership units. Membership units issued and outstanding as of December 31, 2025 were 20,065,395 and 20,049,400 as of December 31, 2024, respectively.

During 2024, the Company sought to raise up to $617,999 in an offering of its membership units pursuant to an offering under Regulation Crowdfunding. The company issued 2,909 new units at

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

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$3.44 per unit in the year ended December31, 2024 resulting in proceeds of $10,007. The deadline to reach the fundraising goal is April 1, 2025. During 2025, the Company issued 15,984 new units resulting in proceeds of $54,985.

The company also incurred $5,094 and $1,490 of offering costs in the years ended December 31, 2025 and 2024, respectively, in connection with the Regulation Crowdfunding offering.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 6: SAFE AGREEMENTS

During the year ended December 31, 2021, the Company conducted an offering of Simple Agreements for Future Equity ("SAFE") under Regulation Crowdfunding and raised $26,640 from the issuance of SAFE agreements as of December 31, 2021. The funds were held in escrow with the broker as of December 31, 2021, and therefore were recorded as an escrow receivable on the balance sheet as of December 31, 2021. The Company incurred $1,998 of broker fees related to the issuance of SAFE agreements as of December 31, 2021 which was recorded to other expense in the statement of operations as the life is indeterminable. The funds were subsequently returned to the investors in 2022 since the Company did not raise the minimum funds required.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers*, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. The Company adopted this new standard effective January 1, 2019.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company's financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 8: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through March 27, 2026, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.



Independent Accountant's Review Report

To Management of:

Aphios Pharma LLC

We have reviewed the accompanying financial statements of Aphios Pharma LLC (the Company), which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of operations, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Aphios Pharma LLC (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has yet to begin generating revenue and has operated at a loss and has stated that doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Tesseract Advisory Group LLC

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Tesseract Advisory Group LLC
OWINGS MILLS, MD
March 30, 2026